                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                   SCHEDULE 13D/A-1

                                 (Amendment No.1)

                      Under the Securities Exchange Act of 1934

                                SPRINT CORPORATION
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    852061407
                                  (CUSIP Number)

       Deutsche Telekom AG, Joachim Kroeske, Chief Financial Officer,
                          Friedrich-Ebert-Allee 140,
             D-53113 Bonn, Germany; Phone (49-228) 181-8000
                      France Telecom, Jacques Champeaux,
              Directeur Executif de la Branche Enterprises,
 Group Executive 6 place d'Alleray, 75505 Paris Cedex 15, France
                           Phone (33-1) 44-44-19-94
- - - --------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              April 26, 1996
               (Date of Event which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                                    13D

- - - --------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Deutsche Telekom AG
                        IRS Identification Number:  N/A
- - - --------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)      [x]
                                             (b)      [ ]
- - - --------------------------------------------------------------------------
     3         SEC USE ONLY


- - - --------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- - - --------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]

- - - --------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        Germany
- - - --------------------------------------------------------------------------

NUMBER OF                   7      SOLE VOTING POWER
SHARES                                       0
BENEFICIALLY            --------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH                               86,236,036 shares of Class A Common Stock
REPORTING                          (equivalent in voting power to 86,236,036
PERSON                             shares of Common Stock)
WITH                    --------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
                                   43,118,018 shares of Class A Common Stock
                                   (equivalent in voting power to 43,118,018
                                    shares of Common Stock)
                        --------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                         0
- - - ---------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Common Stock)
- - - ---------------------------------------------------------------------------

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*
                                                       [ ]
- - - ---------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                100% of Class A Common Stock.  If the Class A Common Stock is
                converted to Common Stock, approximately 19.76% of the Common
                Stock.
- - - ----------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         CO
- - - ----------------------------------------------------------------------------


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

- - - --------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        France Telecom
                        IRS Identification Number:  N/A
- - - --------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)      [x]
                                             (b)      [ ]
- - - --------------------------------------------------------------------------
     3         SEC USE ONLY


- - - --------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- - - --------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                      [ ]
- - - --------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- - - --------------------------------------------------------------------------

NUMBER OF                   7      SOLE VOTING POWER
SHARES                                       0
BENEFICIALLY             --------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH                               86,236,036 shares of Class A Common Stock
REPORTING                          (equivalent in voting power to 86,236,036
PERSON                             shares of Common Stock)
WITH                     --------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
                                   43,118,018 shares of Class A Common Stock
                                   (equivalent in voting power to 43,118,018
                                    shares of Common Stock)
                         --------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                         0
- - - ---------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Common Stock)
- - - ---------------------------------------------------------------------------

     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*
                                                       [ ]
- - - ---------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                100% of Class A Common Stock.  If the Class A Common Stock is
                converted to Common Stock, approximately 19.76% of the Common
                Stock.
- - - ----------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         OO
- - - ----------------------------------------------------------------------------


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $2.50 per share (the "Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"), with its principal executive offices located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. The Class A Common Stock (as defined in Item 6) acquired by the persons filing this joint statement is convertible into Common Stock in the manner described in Item 6.


ITEM 2.           IDENTITY AND BACKGROUND

         The persons listed in numbers 1 and 2 below are persons filing this joint statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit 1 to FT's and DT's Schedule 13D filing of February 12, 1996 (the "Original
Schedule 13D Filing").

1.       a.       Deutsche Telekom AG ("DT"), an Aktiengesellschaft formed
                  under the laws of Germany.

         b.       Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany.

         c.       DT provides telecommunications services and products.

         d. During the last five years, DT has not been convicted in any criminal proceeding.

         e. During the last five years, DT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of DT is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule
I, all of the directors and executive officers of DT are citizens of Germany. During the last five years, to the best knowledge of DT, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       a.       France Telecom ("FT"), an exploitant public formed under
                  the laws of France.

         b.       6 place d'Alleray, 75505 Paris Cedex 15, France.

         c.       FT provides telecommunications services and products.

         d. During the last five years, FT has not been convicted in any criminal proceeding.

         e. During the last five years, FT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of FT is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule
II, all of the directors and executive officers of FT are citizens of France. During the last five years, to the best knowledge of FT, no person named on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of FT and DT required funds in an aggregate of about $1.831 billion to purchase shares of Class A Stock. In connection with the $1.5 billion in aggregate amount of Class A Preference Stock acquired by each of FT and DT on the Initial Issuance Date by each of FT and DT (which were converted into shares of Class A Common Stock at the Deferred Common Stock Closing), and in connection with the approximately $331 million in aggregate amount of Class A Common Stock acquired at the Deferred Common Stock Closing by each of them, each of FT and DT used cash on hand.


ITEM 4.           PURPOSE OF THE ACQUISITION

         DT and FT have entered into the investment arrangement described in Item 6 with the Issuer in order to participate and invest in the markets in which the Issuer operates and as part of the related transactions described in Item 6.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

1.       Deutsche Telekom AG

         (a) DT is the beneficial owner of 86,236,036 shares of Class A Common Stock, representing approximately 19.76% of the voting power of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown, on the Form
10-K Annual Report filed by the Issuer with the SEC for the year ended December 31, 1995, as being outstanding at March 1, 1996.

         (b) The shares of Class A Common Stock are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

             i. the Investment Agreement, dated as of July 31, 1995, as amended, among the Issuer, FT and DT (the "Investment
         Agreement");

             ii. the Registration Rights Agreement, dated as of January 31, 1995, among the Issuer, FT and DT (the
         "Registration Rights Agreement");

             iii. the Standstill Agreement, dated as of July 31, 1995, among the Issuer, FT and DT (the "Standstill Agreement");

             iv. the Coordination Agreement, dated as of July 31, 1995, between FT and DT (the "Coordination Agreement");

             v. the Joint Venture Agreement, dated June 22, 1995, as amended (the "Joint Venture Agreement"), among the Issuer,
         Sprint Global Venture, Inc. ("Sprint Sub"), FT, DT and Atlas Telecommunications S.A. ("Atlas");

             vi. the Stockholders' Agreement, dated as of January 31, 1995, among the Issuer, FT and DT (the "Stockholders'
         Agreement");

             vii. the amendments to the Articles of Incorporation of the Issuer (the "Charter Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and filed by the Issuer with the Secretary of State of the State of Kansas on January 30, 1996; and

             viii. the amendments to the Bylaws of the Issuer (the "Bylaws Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and effective upon the Initial Issuance Date.

         (c) Except as described herein, there have been no transactions by DT in securities of the Issuer during the past sixty days.

         (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock purchased by DT.

         (e)      Not applicable.

2.       France Telecom

         (a) FT is the beneficial owner of 86,236,036 shares of Class A Common Stock, representing approximately 19.76% of the voting power of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown, on the Form
10-K Annual Report filed by the Issuer with the SEC for the year ended December 31, 1995, as being outstanding at March 1, 1996.

         (b) The shares of Class A Common Stock are subject to the terms and conditions of the following agreements, documents and instruments, among others, all as more fully described in Item 6:

                  i.       the Investment Agreement;

                  ii.      the Registration Rights Agreement;

                  iii.     the Standstill Agreement;

                  iv.      the Coordination Agreement;

                  v.       the Joint Venture Agreement;

                  vi.      the Stockholders' Agreement;

                  vii.     the Charter Amendments; and

                  viii.    the Bylaws Amendments.

         (c) Except as described herein, there have been no transactions by FT in securities of the Issuer during the past sixty days.

         (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock purchased by FT.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Purchase of Class A Stock

         Purchase of Class A Preference Stock at the First Closing. At a closing (the "First Closing") on January 31, 1996 (the "Initial Issuance Date") under the Investment Agreement (as defined in Item
5), each of FT and DT purchased 31,762,837.48 shares of Class A Preference Stock, par value $1.00 per share (the "Class A
Preference Stock"), of the Issuer having an aggregate liquidation value of $1.5 billion and a per share liquidation value of $47.225, plus accrued and unpaid dividends. Pursuant to the terms of the Investment Agreement, the price (as adjusted from time to time, the "Conversion Price") at which a share of Class A Preference Stock acquired by FT and DT would convert into a share of Class A Common Stock was, at the time of the First Closing and subject to adjustment as described below, $48.704. See, generally, the Investment Agreement attached as Exhibit 2 to FT's and DT's
Schedule 13D filing of February 12, 1996 (the "Original Schedule
13D Filing") and incorporated herein by reference. The description of the Investment Agreement contained herein is qualified in its entirety by reference to such exhibit.

         Conversion into and Purchase of Class A Common Stock at the Deferred Common Stock Closing. At a closing (the "Deferred Common Stock Closing") on April 26, 1996 (the "Class A Common Issuance Date" or the "Investment Completion Date") under the Investment
Agreement:

                  (a) the 31,762,837.48 shares of Class A Preference Stock held by each of FT and DT converted into 35,329,574.41 shares of Class A Common Stock, par value $2.50 per share (the "Class
         A Common Stock" and, together with the Class A Preference
         Stock, the "Class A Stock"), of the Issuer at the adjusted Conversion Price determined in accordance with the Articles of Incorporation of the Issuer, as amended (the "Articles"), and

                  (b)  each of FT and DT purchased an additional
         7,788,443.59 shares of Class A Common Stock for a purchase price of $330,676,652.10.

         Purchase of Optional Shares. Each of FT and DT have the right, but not the obligation, to purchase from the Issuer additional shares (the "Optional Shares") of Class A Common Stock. The number of Optional Shares that each of FT and DT will be entitled to purchase at the closing for such shares (the "Optional Shares Closing") generally will be equal to one-half of the number of shares of Class A Common Stock equal to 25% of the number of shares of Common Stock issued after June 14, 1994 and on or prior to the Investment Completion Date. Should FT and DT elect to purchase Optional Shares, the purchase price payable by FT and DT for such shares would depend upon the circumstances in which the underlying Common Stock was originally issued, FT's and DT's weighted average purchase price for their Class A Common Stock, and other factors.

         Additional Purchases. In addition to their equity purchase rights (see below under "Equity Purchase Rights"), FT and DT may from time to time acquire, through open market purchases, a number of additional shares of Common Stock that would bring their aggregate holdings up to 20% of the voting power of the Issuer.
The ability of FT and DT to acquire shares of Common Stock is limited by the Standstill Agreement. Until the conversion of all of the shares of Class A Common Stock into shares of Common Stock, each share of Common Stock acquired by a Class A Holder will automatically convert into one share of Class A Common Stock on the date of such acquisition.

Terms of Class A Common Stock

         The Charter Amendments establish the terms of the Class A Common Stock, including voting rights, and also supplement the terms of the Common Stock in order to set forth the rights of the holders of the Common Stock in relation to those of the holders of the Class A Common Stock. The terms of the Class A Common Stock generally will be equivalent on a per share basis to the terms of the Common Stock except for special voting and other rights of the Class A Common Stock described below. See, generally, the Charter Amendments attached to the Original Schedule 13D Filing as Exhibit 8 and incorporated herein by reference. The description of the Charter Amendments contained herein is qualified in its entirety by reference to such exhibit.

In General

         Dividends. Subject to exceptions set forth in the Articles, the holders of shares of Class A Common Stock will be entitled to receive, when, as and if declared by the Issuer's Board of Directors (the "Board"), dividends on the shares of Class A Common Stock in an amount per share equal to the per share amount of any dividend on the Common Stock.

         Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Issuer, after payment or provision for payment of the debts and other liabilities of the Issuer, including the liquidation preferences of any existing series of preferred or preference stock of the Issuer then outstanding, the holders of the Class A Common Stock and the holders of the Common Stock will share ratably in any remaining assets of the Issuer.

         Voting Rights. Except as may otherwise be required by law, and except in connection with the election of directors and the exercise of certain disapproval rights, each share of Class A
Common Stock will be entitled to one vote on each matter in respect of which the holders of shares of Common Stock are entitled to vote, and the holders of shares of Class A Common Stock will vote together as a single class with the holders of shares of the Common Stock and all other classes or series of capital stock of the Issuer which have general voting power. No holder of capital stock of the Issuer, including FT, DT and certain of their designated subsidiaries (collectively, the "Class A Holders"), is entitled to cumulative voting of his or her shares of capital stock in the election of any members of the Board. With respect to certain breaches of the Standstill Agreement (as defined in Item 5), FT and/or DT will not be entitled to vote any of their shares of capital stock of the Issuer with respect to the matter arising from or relating to such breach.

         Anti-Dilution Provisions. The Issuer may not effect any reclassification, subdivision or combination of the outstanding Class A Common Stock unless at the same time the Common Stock is reclassified, subdivided or combined so that the holders of the Common Stock remain entitled, in the aggregate, to voting power of the Issuer representing the same percentage relative to the Class
A Common Stock as was represented by the Common Stock prior to such reclassification, subdivision or combination. Holders of Class A Common Stock have identical anti-dilution protection if such modifications are made to the Common Stock. In connection with such a reclassification, subdivision or combination of Common Stock, the Issuer would also be required to maintain all of the rights provided to the Class A Holders in the Articles.

         In addition, in the case of any consolidation or merger of the Issuer with or into any other entity (other than a merger or consolidation which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock) or any other reclassification of the Common Stock into any other form of capital stock of the Issuer, each holder of Class A Common Stock will have the right to convert each share of Class A Common Stock held by it into the kind and amount of shares of stock and other securities and property which such Class A Holder would have been entitled to receive in such merger, consolidation or reclassification had such Class A Holder converted its shares of Class A Common Stock into Common Stock immediately prior to such merger, consolidation or reclassification.

         Associated Rights. Each share of Class A Common Stock will have attached one-half of a right issued pursuant to the Rights
Plan.

Board Representation Rights

         As and from the Initial Issuance Date, the Class A Holders have the right to representation on the Board equal to the percentage of the Issuer's voting power owned by the Class A Holders, rounded up or down to the nearer whole number of directors. On the Initial Issuance Date, FT and DT exercised such right and elected Mr. Michel Bon and Dr. Ron Sommer to the Board. In addition, for so long as it is necessary in order to allow FT and DT to receive certain benefits under tax treaties between the United States and France and between the United States and Germany, respectively, the Class A Holders will be entitled to elect not less than 20% of the members of the Board at any time when their actual percentage of the Issuer's voting power is at least 20%. Moreover, the Class A Holders will be entitled to elect a minimum of two directors so long as the percentage of voting securities of the Issuer owned by them, plus the percentage they are committed to purchase (collectively, and determined on a basis that includes as outstanding the shares they are committed to purchase, the "Committed Percentage"), does not fall below 10% due to transfers or, if the Committed Percentage is below 10% for 180 consecutive days following a Major Issuance (as hereinafter defined), until three years after the consummation of such Major Issuance. The directors elected from time to time by the Class A Holders are referred to as the "Class A Directors".

         Unless prohibited by law or the rules of the New York Stock Exchange (the "NYSE"), the Class A Holders will be entitled to at least one representative on each committee of the Board. After examining the relevant circumstances, the NYSE has indicated that it would be opposed to the Class A Holders having a representative on the Audit Committee of the Board.

         The Articles provide that any Class A Director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock voting separately as a class or with cause by the affirmative vote of the holders of two-thirds of the outstanding voting securities of the Issuer voting as a single class.

Disapproval Rights

         Pursuant to the Articles, the Class A Holders will have the right for specified periods of time to disapprove the taking of certain actions by the Issuer. These rights will include the right to disapprove certain business transactions of the Issuer, issuances of 30% or more of the Issuer's voting power (a "Major Issuance") and certain transactions involving Major Competitors of FT/DT (as such term is defined under "Major Competitors" below).

         Certain Business Transactions. The Class A Holders will have the right to disapprove the following actions by the Issuer until the second anniversary of the Initial Issuance Date (through action by the holders of a majority of the shares of Class A Common
Stock):

                  (i) other than certain exempt transactions defined in the Articles as "Exempt Asset Divestitures" and "Exempt Long Distance Asset Divestitures", any transaction or series of related transactions resulting in divestitures of assets with a fair market value in excess of 20% of the Issuer's market capitalization as of the date of the definitive agreement relating to the last such divestiture;

                  (ii) other than Exempt Asset Divestitures and Exempt Long Distance Asset Divestitures, any transaction or series of related transactions (including a merger or other business combination) resulting in the acquisition for cash or debt securities having a maturity of less than one year of:

                           (A) businesses defined in the Articles as "Core
                  Businesses", the purchase price of which exceeds 20% of the Issuer's market capitalization immediately prior to such acquisition; or

                           (B) businesses other than Core Businesses, the
                  purchase price of which exceeds 5% of the Issuer's market capitalization immediately prior to such acquisition,

         provided that if an acquisition involves both Core Businesses and other businesses and the ratio of the fair market value of the Core Businesses to be acquired to the fair market value of the other businesses to be acquired exceeds 1.75 to 1, then the Class A Holders will only be entitled to disapproval rights as set forth in clause (ii)(A) above;

                  (iii) the issuance by the Issuer of any capital stock or debt with class voting rights and certain disapproval rights which are in scope and duration as extensive as or more extensive than the rights granted to the Class A Holders;

                  (iv) the declaration of extraordinary cash dividends or cash distributions to stockholders of the Issuer during any one year in excess of 5% of the market capitalization of the Issuer;


                  (v) any merger or other business combination in which the Issuer is not the surviving parent corporation; and

                  (vi) any Major Issuance.

         Beginning two years after the Initial Issuance Date, the Issuer may take any of the foregoing actions despite the disapproval of such action by FT and DT. However, if despite such disapproval the Issuer nevertheless takes any of the actions described in clauses (i), (ii), (iii), (iv) or (vi) above following the second anniversary, but prior to the fifth anniversary, of the Initial Issuance Date, the transfer restrictions described below applicable to the Class A Common Stock (other than those restrictions relating to transfers to a holder of more than 5% of the Issuer's voting power) will terminate, unless in the case of a Major Issuance the Class A Holders have exercised their equity purchase rights in respect of such Major Issuance.

         In addition, during the five-year period following the Initial Issuance Date, a Major Issuance will require the approval of two-thirds of the Independent Directors (as defined in the Articles), and after such five-year period will require the approval of a majority of the Independent Directors as long as any shares of Class A Common Stock are outstanding.

         Governing Documents, Etc. The Class A Holders will have the right to disapprove the following actions until no shares of Class
A Common Stock are outstanding:

                  (i) amendments to the Articles, the Bylaws of the Issuer, as amended (the "Bylaws") or the Rights Plan that would adversely affect the rights of the Class A Holders under the Articles or the Bylaws;

                  (ii) issuance by the Issuer of any capital stock or debt (including pursuant to a merger or other business combination) with more than one vote per share or otherwise having supervoting powers;

                  (iii) any merger or other business combination involving the Issuer that results in a Change of Control (as hereinafter defined in "Change of Control Rights"), unless the surviving corporation expressly (x) assumes all of the Issuer's obligations to the Class A Holders with respect to the assets defined in the Articles as "Long Distance Assets" and all of the provisions of the Registration Rights Agreement (as defined in Item 5) and (y) agrees to be bound by the rights of FT, DT and their affiliates to exercise greater control over the Joint Venture (as defined in Item 6) following certain occurrences; and

                  (iv) any merger or other business combination involving the Issuer that does not result in a Change of Control, unless
         (x) the Issuer survives as the parent entity, or (y) the surviving corporation expressly assumes all of the Issuer's obligations in respect of the rights of the Class A Holders granted pursuant to the Articles, the Bylaws, the Stockholders' Agreement (as defined in Item 5) and the Registration Rights Agreement.

         Long Distance Assets. Until the earliest of (i) the fifth anniversary of the Initial Issuance Date, (ii) the date on which the ownership by FT and DT of the Long Distance Assets is no longer prohibited by Section 310 of the Communications Act of 1934, as amended (the "Communications Act"), (iii) the date on which FT, DT, Atlas (as defined in Item 5) or any qualifying subsidiary of FT, DT or Atlas which owns interests in the JV Entities (collectively the "FT/DT Parties") elect to accept the Issuer's offer to sell all of the interests (the "Venture Interests") of the Issuer and certain of its affiliates (the "Sprint Parties") in the companies comprising the Joint Venture (the "JV Entities") following a Change of Control, and (iv) the date on which the Sprint Parties exercise their right to sell all of the Venture Interests to the FT/DT Parties following a Change of Control (such period, the "Initial Period"), no sale of a Cumulative amount of 5% or more of the fair market value of Long Distance Assets, other than Exempt Long Distance Asset Divestitures, may be consummated by the Issuer if it is disapproved by the Class A Holders. As used herein, the term "Cumulative" means a percentage representing the aggregate fair market value of all Long Distance Assets previously sold or proposed to be sold in the transaction for which such calculation is being made, divided by the fair market value of Long Distance Assets existing on the date of the definitive agreement with respect to such transaction.

         Major Competitors. During the ten-year period following the Initial Issuance Date, the Issuer may not consummate any transaction or take any other action that would result in, or is taken for the purpose of encouraging or facilitating, a Major Competitor of FT/DT (as defined in the Articles) having, or being granted by the Issuer, any right, permission or approval to acquire, 10% or more of the outstanding voting power of the Issuer if such transaction or action is disapproved by the Class A
Holders, unless such transaction is a Strategic Merger (as defined in the Articles).

Major Competitor Rights

         Until the tenth anniversary of the Initial Issuance Date, if a Major Competitor of FT/DT or of the Joint Venture obtains securities representing 20% or more of the outstanding voting power of the Issuer as the result of a Strategic Merger, the Class A Holders will have the right to commit, within 30 days after the consummation of such Strategic Merger, to purchase from the Issuer or its successor in the Strategic Merger, and the Issuer or such successor will be obligated to sell to the Class A Holders after the Investment Completion Date, a number of shares of Class A
Common Stock such that the aggregate percentage ownership of the Class A Holders shall be equal to the percentage ownership interest of such Major Competitor following the consummation of such Strategic Merger. If the Class A Holders do not so elect, (i) the Issuer will take all actions necessary to lift all restrictions imposed by the Issuer on the ability of the Class A Holders to purchase shares from third parties, (ii) the Issuer will be obligated to ensure that the Class A Holders will have rights
(other than rights deriving solely from the number of shares of voting securities of the Issuer owned) in scope and duration at least as extensive as certain rights granted by the Issuer to such Major Competitor, regardless of whether the Class A Holders exercise their right to increase their ownership, and (iii) if such Major Competitor has been granted rights by the Issuer equivalent or superior to the board representation rights of the Class A Holders, the disapproval rights of the Class A Holders, the rights with respect to Major Competitors of FT/DT or of the Joint Venture, the right of first offer with respect to Long Distance Assets, the equity purchase rights of the Class A Holders, and the protections provided to the Class A Holders in the event of a Change of Control or an Exclusionary Tender Offer (collectively, the "Minority
Rights") of the Class A Holders, then for a period of five years following the date of closing of such transaction the FT/DT Parties will obtain rights which will give them greater control over the Joint Venture.

         A "Major Competitor of FT/DT" is defined generally as a company which materially competes with a major portion of the telecommunications services businesses of FT, DT or Atlas in Europe or the business of the Joint Venture, or a company which has taken substantial steps to become such a Major Competitor and which FT or DT has reasonably concluded, in its good faith judgment, will be such a Major Competitor in the near future.

Change of Control Rights

         If the Issuer determines to effect an Acquisition Proposal (as hereinafter defined), the Issuer will conduct such transaction in accordance with reasonable procedures to be determined by the Board and permit FT and DT to participate in that process on a basis no less favorable than that granted any other participant. In general, this provision is designed to permit FT and DT to participate as a bidder in such transaction on an equal basis with all other bidders seeking to acquire control of the Issuer.

         In addition, if the Board determines to effect a transaction involving a Change of Control, the standstill provisions applicable to FT and DT pursuant to the Standstill Agreement will terminate. Finally, in the case of a Change of Control, the FT/DT Parties will obtain rights which will give them greater control over the Joint Venture, provided that if, at any time following such Change of Control, the Sprint Parties offer to sell all of their Venture Interests to the FT/DT Parties at a price equal to the appraised value thereof, and the FT/DT Parties decline such offer, then, at such time, such rights will terminate. During the two year period beginning on the fifth anniversary of the consummation of a Change of Control, the Sprint Parties will have the right to require the FT/DT Parties to purchase all of the Venture Interests of the Sprint Parties at the appraised value thereof. If the FT/DT
Parties accept such offer or such right is exercised by the Sprint Parties, the disapproval rights of the Class A Holders with respect to the Long Distance Assets of the Issuer will terminate.

         As used herein, an "Acquisition Proposal" means a determination by the Issuer to sell all or substantially all of its assets or not to oppose a third-party tender, exchange or other purchase offer for more than 35% of the voting power of the Issuer or to sell control of the Issuer or to effect a merger or other business combination, the result of which would be a 35% or larger stockholder (other than FT, DT and those majority-owned subsidiaries of FT and/or DT which satisfy certain criteria ("Qualified Subsidiaries")) in the resulting entity. A "Change of Control" means:

                  (i) a decision by the Board to sell control of the Issuer or not to oppose a third party tender offer for the Issuer's voting securities representing more than 35% of the voting power of the Issuer, or

                  (ii) a change in the identity of the majority of the Board due to (x) a proxy contest (or the threat to engage in a proxy contest) or the election of directors by the holders of Preferred Stock, or (y) any unsolicited tender, exchange or other purchase offer which has not been approved by a majority of the Independent Directors, except that neither a Strategic Merger nor any transaction between the Issuer and FT and/or DT shall be deemed to be a Change of Control.

Exclusionary Tender Offer Rights

         In addition to the rights of the Class A Holders upon a Change of Control, if the Board determines not to oppose a tender offer by a person other than FT, DT or their respective affiliates for 35% or more of the Issuer voting power which does not permit the Class
A Holders to sell an equal or greater percentage of their shares as the other holders of the voting securities of the Issuer are permitted to sell (an "Exclusionary Tender Offer"), the Class A
Holders will have the right (but not the obligation) to cause the conversion into Common Stock of all or part of the shares of Class
A Common Stock held by them. Upon such election, each share of Class A Common Stock so designated will automatically convert into one duly issued, fully paid and nonassessable share of Common
Stock.

         In the event of an Exclusionary Tender Offer in which the Class A Holders do not elect to convert their shares of Class A Common Stock into Common Stock as described above, upon the completion of the purchase by a third party of securities representing not less than 35% of the Issuer's voting power in such Exclusionary Tender Offer, the Class A Holders will have the option to require the Issuer to purchase at the tender offer price all, but not less than all, of the shares that they were unable to tender on the same basis as the other stockholders, unless under the terms of the tender offer such Class A Holders are entitled to receive publicly traded securities and/or cash in an equivalent amount in a business combination transaction required to be effected within 90 days after the consummation of the tender offer.

Equity Purchase Rights

         The Stockholders' Agreement provides that, for so long as the Committed Percentage of the Class A Holders is not less than 10% for more than a specified period and unless such right is otherwise terminated, when the Issuer issues additional shares of Common
Stock or other voting securities each of the Class A Holders will have the right, subject to certain restrictions, to maintain its proportionate ownership of the Issuer's voting power (based on such Class A Holder's Committed Percentage) by purchasing additional shares of Class A Common Stock from the Issuer. See, generally, the Stockholders' Agreement attached to the Original Schedule 13D Filing as Exhibit 7 and incorporated herein by reference. The description of the Stockholders' Agreement contained herein is qualified in its entirety by reference to such exhibit.

         The purchase price for such shares will depend upon the nature of the issuance which gives rise to such purchase right, as provided in the Stockholders' Agreement.

Major Issuance Rights

         The Stockholders' Agreement provides that, if the Committed Percentage of the Class A Holders is diluted to less than 10% of the outstanding voting power of the Issuer as a result of a Major Issuance, the Class A Holders will be entitled (but not obligated), in addition to any equity purchase rights they may have, to commit to the Issuer within 180 days after such Major Issuance to increase their interest to 10% of the outstanding voting power of the Issuer through purchases from third parties during the three-year period following the consummation of such Major Issuance.

Long Distance Assets Rights

         The Stockholders' Agreement provides that, following the Initial Period (as defined in the Stockholders' Agreement) and prior to the tenth anniversary of the Initial Issuance Date, with certain exceptions, if a disposition of Long Distance Assets by the Issuer would result in the disposition of a Cumulative amount of 30% or more of the fair market value of Long Distance Assets since the date of the Investment Agreement, the Class A Holders will have a right of first offer with respect to the assets of which the Issuer proposes to dispose, unless such right of first offer has been otherwise terminated. In connection with such a disposition, for so long as the restrictions contained in Section 310 of the Communications Act apply, FT and DT will have the right to assign their right to purchase such Long Distance Assets to a buyer (a "Qualified LD Purchaser") having the legal and financial capacity to buy such assets which would not be a Major Competitor of Sprint (as hereinafter defined in "Conversion of Class A Common Stock -- Conversion Following Breach of Joint Venture Agreement") based on the business of the Issuer following such disposition. Upon learning the identity of the prospective Qualified LD Purchaser proposed by FT and DT, the Issuer will be entitled to abandon the disposition which gave rise to such right in FT and DT.

Registration Rights

         The Class A Holders have been granted certain registration rights by the Issuer pursuant to the Registration Rights Agreement. See, generally, the Registration Rights Agreement attached to the Original Schedule 13D Filing as Exhibit 3 and incorporated herein by reference. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to such exhibit.

         The holders of a majority of the Class A Common Stock will be entitled to demand one registration in any 12-month period, up to a maximum of seven registrations. The Issuer will be responsible for the registration expenses in connection with the first five of such registrations; the holders of the Class A Common Stock requesting registration will be responsible for the registration expenses in connection with the remaining two registrations. The Issuer is not required to effect any registration unless the market value of the Class A Common Stock requested to be registered exceeds $200 million. The holders of the Class A Common Stock will also have the right to participate in all registrations of Common Stock by the Issuer on behalf of itself or any other party, other than registrations on Forms S-4 or S-8, registrations in connection with an exchange offer or offerings solely to the Issuer's existing stockholders or pursuant to dividend reinvestment plans or dividend reinvestment and stock purchase plans.

Transfer Restrictions

         Pursuant to the Stockholders' Agreement, the Class A Holders have agreed not to transfer any equity interests in the Issuer until the fifth anniversary of the Initial Issuance Date, except for transfers to FT, DT, Qualified Subsidiaries, and in certain circumstances, Qualified Stock Purchasers (such permitted transfers being "Permitted Transfers"). After the general prohibition on transfers is no longer applicable, until such time as the sum of
(i) the Committed Percentage of the Class A Holders and (ii) the percentage of the voting power of the Issuer represented by voting securities of the Issuer which the Class A Holders have the right to commit to purchase pursuant to the Investment Agreement and the Stockholders' Agreement is less than 3-1/2% of the outstanding voting power of the Issuer for more than 150 days, no Class A
Holder may make any transfer to, or resulting in, a holder of more than 5% of the voting power of the Issuer, other than in an underwritten public offering. In connection with any such public offering, a Class A Holder may not to the best of its knowledge (i) sell more than 2% of the outstanding voting power of the Issuer to any person or group that, prior to such sale, owned 3% or more of such voting power of the Issuer, (ii) sell more than 5% of the outstanding voting power of the Issuer to any person or group or
(iii) sell to a person or group required under Section 13(d) of the Exchange Act to file a Schedule 13D with respect to the Issuer (a "Schedule 13D Filer") or to a person or group who, as a result of such sale, would become a Schedule 13D Filer.

         So long as the sum of (i) the Committed Percentage of the Class A Holders and (ii) the percentage of the voting power of the Issuer which the Class A Holders have the right to commit to purchase pursuant to the Investment Agreement and the Stockholders' Agreement is greater than 5%, but less than 9% (immediately following a transfer of shares of Class A Common Stock by the Class A Holders) or 10% (for more than 150 days immediately following the issuance of additional voting securities of the Issuer other than pursuant to a Major Issuance), no Class A Holder may transfer shares of Class A Common Stock representing more than 1% of the voting power of the Issuer to any one person or group of persons in any transaction or series of transactions, except in connection with a public offering, or transfer shares other than in a public offering to any Major Competitor of Sprint (as hereinafter defined).

         Each proposed sale by the Class A Holders of equity securities of the Issuer to a third party, other than Permitted Transfers, will be subject to the rights of first offer and first refusal in favor of the Issuer specified in the Stockholders' Agreement.

         In the event of a Change of Control resulting from a determination by the Board to sell all or substantially all of the assets of the Issuer (or not to oppose a third-party tender offer for more than 35% of the Issuer's voting power) or to sell control of the Issuer or to effect a merger or other business combination, the result of which is a 35% or larger stockholder (other than FT, DT or any of their Qualified Subsidiaries) in the resulting entity, the Class A Holders generally will have the right to sell their shares of Class A Common Stock in such transaction free of any restriction on transfer (except for transfers to large holders) set forth in the Stockholders' Agreement.

         The transfer restrictions (other than those relating to transfers to large holders) and the rights of first offer and first refusal will terminate (i) if the Joint Venture is terminated due to a material breach by the Issuer, (ii) on the first anniversary of a termination of the Joint Venture for any reason other than a material breach by the Issuer or the FT/DT Parties, (iii) if the Issuer breaches certain material provisions of the Investment Agreement or the related documents, (iv) if the Issuer proceeds with a transaction involving an Acquisition Proposal, (v) if the Class A Holders own shares (A) representing less than 10% of the outstanding Common Stock and the Class A Common Stock for 150 days due to share issuances by the Issuer (other than a Major Issuance), or (B) representing less than 9% of the outstanding Common Stock and the Class A Common Stock due to sales by the Class A Holders (provided that the Issuer's right of first offer shall continue until the Class A Holders own or are committed to acquire or have the right to commit to acquire less than 5% of the voting power of the Issuer), (vi) if the Class A Holders own shares representing less than 10% of the outstanding Common Stock and Class A Common Stock as a result of a Major Issuance and the Class A Holders fail to exercise their right to purchase additional Class A Common Stock in connection therewith, (vii) if there is a greater than 20% holder of voting securities of the Issuer (other than the Class A Holders) or there is a Change of Control, or (viii) if the Issuer undertakes certain transactions between the second and fifth anniversaries of the Initial Issuance Date notwithstanding the disapproval of FT and DT (other than with respect to a Major Issuance following which the Class A Holders exercise their equity purchase rights with respect thereto).

Standstill Restrictions

         As a condition to entering into the Investment Agreement, FT, DT and the Issuer have entered into the Standstill Agreement. See, generally, the Standstill Agreement attached to the Original
Schedule 13D Filing as Exhibit 4 and incorporated herein by reference. The description of the Standstill Agreement contained herein is qualified in its entirety by reference to such exhibit.

         The Standstill Agreement imposes restrictions on the ability of FT and DT and their respective "affiliates" and "associates" (as defined in the Standstill Agreement) to acquire additional voting power in the Issuer that would result in FT, DT and their respective affiliates and associates beneficially owning more than 20% of the Issuer's voting power during the first fifteen years following the date of the Standstill Agreement (the "Initial Percentage Limitation") and more than the lesser of (i) 30% of the Issuer's voting power and (ii) that percentage of the Issuer's outstanding voting securities equal to 80% of the Foreign Ownership Limitation (as hereinafter defined) (the "Subsequent Percentage Limitation," and together with the Initial Percentage Limitation, the "Percentage Limitations"). For purposes of the Standstill Agreement, the "Foreign Ownership Limitation" means the maximum aggregate percentage of the Issuer's voting securities that may be owned of record or voted by Aliens under Section 310(b)(4) of the Communications Act, without such ownership or voting resulting in the possible loss, or possible failure to secure the renewal or reinstatement, of any license or franchise of any governmental authority held by the Issuer or any of its affiliates to conduct any portion of the business of the Issuer or such affiliate, as such maximum aggregate percentage may be increased from time to time by amendments to Section 310 or by actions of the FCC. In addition, the Standstill Agreement imposes restrictions on the ability of FT, DT and their respective affiliates and associates to initiate or participate in proposals with respect to the control of the Issuer. The term "associate" in the Standstill Agreement generally has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act, except that such definition has been limited with respect to the "associates" of FT and DT for purposes of the Standstill Agreement.

         Under the Standstill Agreement, FT and DT and their respective affiliates generally will be permitted, subject to the Rights Plan, to increase their beneficial ownership beyond the applicable
Percentage Limitation to the extent required to match the percentage ownership of voting securities of the Issuer owned by any other shareholder, provided that the beneficial ownership of FT and DT and their respective affiliates does not exceed 80% of the Foreign Ownership Limitation. In addition, neither FT nor DT shall be deemed in violation of the beneficial ownership restriction if the beneficial ownership of the Issuer's voting securities by FT and DT exceeds the applicable Percentage Limitation solely due to
(i) an acquisition of the Issuer's voting securities by the Issuer, unless FT and DT have previously been notified of such acquisition, or (ii) purchases by FT and DT of voting securities of the Issuer in reliance on information regarding the number of outstanding voting securities of the Issuer provided by the Issuer to FT and DT, unless FT and DT have previously been notified that such information is incorrect.

         If an acquisition by FT or DT or their respective affiliates and associates of beneficial ownership of additional voting securities of the Issuer otherwise permitted by the Standstill Agreement is prohibited because it would result in FT or DT and their respective affiliates and associates beneficially owning a percentage of the outstanding voting securities of the Issuer greater than that percentage equal to 80% of the Foreign Ownership Limitation, then in accordance with the terms of the Stockholders' Agreement, FT and DT may assign their rights to purchase the additional shares of voting securities of the Issuer they would otherwise be entitled to purchase under the Standstill Agreement to an entity that FT and DT reasonably believe has the legal and financial ability to purchase such shares and that would not be an Alien or a Major Competitor of Sprint immediately following such purchase (a "Qualified Stock Purchaser").

         The Standstill Agreement provides a number of other restrictions on the actions or public announcements which may be undertaken or made by FT, DT and their respective affiliates and associates.

         FT and DT have agreed to cause (i) their Qualified Subsidiaries which acquire shares of Class A Common Stock, (ii) each person other than FT, DT or a passive financial institution which acquires an equity interest in a Qualified Subsidiary (each, a "Strategic Investor"), and (iii) each Qualified Stock Purchaser which acquires any shares of Class A Common Stock, in each case to execute a standstill agreement prior to and as a condition to the effectiveness of such acquisition.

Redemptions

         Outstanding shares of Common Stock held by Aliens (as defined in the Communications Act) and, in certain circumstances, Class A Common Stock held by Aliens may be redeemed at prices provided in the Articles by action of the Board to the extent necessary, in the judgment of the Board, to comply with Section 310 of the Communications Act. Shares of Class A Common Stock may be redeemed only if, and only to the extent that, the outstanding shares of Class A Common Stock represent votes constituting greater than 20% of the aggregate voting power of the Issuer immediately prior to the time of such redemption. In addition, prior to redeeming shares of Class A Common Stock, the Issuer is required to consult in good faith with the Class A Holders to consider alternatives to redemption, and the Issuer may not redeem such shares unless the Independent Directors determine in good faith that, after considering all reasonable alternatives, the failure to redeem such shares would have a material adverse effect on the Issuer.

Conversion of Class A Common Stock

         As discussed below, under certain circumstances, shares of Class A Common Stock will automatically convert into shares of Common Stock.

         Conversion Following Reduction in Ownership. If the aggregate Committed Percentage of the Class A Holders is below 10% for more than 180 consecutive days other than due to sales by the Class A Holders, each outstanding share of Class A Common Stock will automatically convert into one share of Common Stock unless the Committed Percentage falls below 10% for more than 180 consecutive days due to a Major Issuance, in which case the Class A Common
Stock will not convert until three years after the consummation of such Major Issuance. If the Committed Percentage falls below 10% due to a sale by the Class A Holders, each outstanding share of Class A Common Stock will automatically and immediately convert into one share of Common Stock.

         Conversion Following Breach of Certain Related Investment Documents. Except as described below, each outstanding share of Class A Common Stock will, following certain procedural steps, convert into one share of Common Stock if (i) FT, DT or any Qualified Subsidiary breaches in any material respect its obligations with respect to transfers of Class A Common Stock to large stockholders, (ii) FT, DT or any Qualified Subsidiary breaches in any material respect any other restriction on the transfer of Class A Common Stock or (iii) FT, DT or any Qualified Subsidiary breaches its obligations under certain specified provisions of the Standstill Agreement or under any standstill agreement into which such Qualified Subsidiary has entered (a "Qualified Subsidiary Standstill Agreement"), as the case may be, subject to certain procedures.

         Conversion Following Breach of the Joint Venture Agreement. Except as described below, each outstanding share of Class A Common Stock will automatically convert into one share of Common Stock if
(i) the Sprint Parties receive the right to control the management of the Joint Venture as a result of the sale by Atlas of all or a substantial part of its telecommunications assets used to provide services to the Joint Venture to a Major Competitor of Sprint or as a result of certain breaches of the Joint Venture Agreement (as defined in Item 5) or the Related Joint Venture Documents or (ii) the Joint Venture is terminated due to certain actions by the FT/DT Parties. A "Major Competitor of Sprint" is defined generally as a company which materially competes with a major portion of the telecommunications services business of the Issuer in North America or the business of the Joint Venture or a company which has taken substantial steps to become such a Major Competitor.

         If the Joint Venture is terminated due to certain actions on the part of the Sprint Parties or if the FT/DT Parties receive the right to control the management of the Joint Venture due to certain breaches of the Joint Venture Agreement by the Sprint Parties, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock on the third anniversary of such termination. If the Joint Venture is terminated for reasons other than those described in the preceding paragraph or the preceding sentence, (i) on the date of such termination the Minority Rights of the Class A Holders, other than rights to representation on the Board and with respect to certain matters relating to the governing documents and related matters of the Issuer, will immediately terminate and (ii) on the third anniversary of such termination of the Joint Venture, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock.

         Conversion Following Change of Control. Upon the occurrence of a Change of Control (other than a Change of Control arising from a change in the identity of a majority of the Board due to (i) a proxy contest, (ii) the election of directors by the holders of the Preferred Stock, or (iii) an unauthorized tender offer not approved by a majority of the Independent Directors), the Minority Rights, except for rights as to Long Distance Assets and rights to participate in a Change of Control, will terminate. The Issuer is obligated in such a situation to negotiate in good faith with any potential acquiror of control to provide the Class A Holders with rights equivalent to the rights of the Class A Holders to representation on the Board. Upon such Change of Control, the Class A Holders will have the right, but not the obligation, to cause the conversion of their Class A Common Stock into Common
Stock.

         Conversion Following Failure to Maintain Ownership Ratios. If the ratio of the number of shares of Class A Common Stock held by either of FT or DT and its Qualified Subsidiaries to the number held by the other of FT or DT and its Qualified Subsidiaries exceeds 60/40 for more than 60 days after notice from the Issuer to FT and DT, each share of Class A Common Stock outstanding will automatically convert into one share of Common Stock.

         Conversion Following Transfers to Persons Other Than FT, DT, a Qualified Subsidiary or a Qualified Stock Purchaser. If any shares of Class A Common Stock are transferred (other than pursuant to a transfer to FT, DT, a Qualified Subsidiary or a Qualified
Stock Purchaser in accordance with the Stockholders' Agreement) without the approval of the Issuer, the shares of Class A Common Stock so transferred will automatically convert into shares of Common Stock.

         Conversion Following Actions by Qualified Stock Purchasers. If a Qualified Stock Purchaser becomes a Major Competitor of the Issuer, the shares of Class A Common Stock owned by such Qualified Stock Purchaser will immediately convert into Common Stock. In addition, if such Qualified Stock Purchaser (i) breaches in any material respect its obligations with respect to transfers of Class A Common Stock to large stockholders, (ii) breaches in any material respect any other restrictions on the transfer of Class A Common Stock or (iii) breaches its obligations under certain specified provisions of a standstill agreement into which such Qualified
Stock Purchaser has entered in accordance with the Standstill Agreement (a "Qualified Stock Purchaser Standstill Agreement"), the shares of Class A Common Stock owned by such Qualified Stock Purchaser will, following certain procedural steps, immediately convert into Common Stock.

         Effect of Conversion of Class A Common Stock. A conversion of Class A Common Stock into Common Stock will in most circumstances cause the termination of the disapproval rights of the Class A
Holders under the Articles and the termination of the rights of the Class A Holders under the Stockholders' Agreement with respect to
(a) dispositions of Long Distance Assets, (b) Changes of Control,
(c) equity purchase rights, (d) Major Competitors of FT/DT, (e)
Major Issuances, and (f) certain other matters. Upon such conversion of the Class A Common Stock, the term of office of all Class A Directors will terminate. The vacancies resulting from such termination will be filled by the remaining Directors then in office, acting by majority vote.

         The shares of Class A Common Stock issued by the Issuer pursuant to the Investment Agreement, the Stockholders' Agreement or the Articles subsequent to a conversion of all of the shares of Class A Common Stock into Common Stock will automatically convert into shares of Common Stock.

         Conversion in Connection With An Exclusionary Tender Offer. If the Board determines not to oppose an Exclusionary Tender Offer by a person other than FT, DT or their respective affiliates, and the terms of such tender offer do not permit the Class A Holders to sell an equal or greater percentage of their shares in Class A Common Stock as the other stockholders of the Issuer are permitted to sell in such tender offer, the Class A Holders may require the Issuer to convert certain of their shares of Class A Common Stock into Common Stock.

         Conversion of Common Stock into Class A Common Stock. Until the conversion of all of the shares of Class A Common Stock into shares of Common Stock, each share of Common Stock acquired by a Class A Holder will automatically convert into one share of Class
A Common Stock on the date of such acquisition. The ability of FT and DT to acquire shares of Common Stock is limited by the Standstill Agreement.

Certain Additional Relevant Documents

Coordination Agreement

         The Coordination Agreement, dated as of July 31, 1995, between FT and DT (the "Coordination Agreement") sets forth the terms on which FT and DT agree to coordinate their joint investment in the Issuer. In addition to their general undertaking to use reasonable efforts to reach consensus on coordinated action within the necessary time frames, FT and DT have agreed, among other things, as follows:

             (a) In the event that FT and DT are permitted to acquire additional shares of Class A Common Stock (other than pursuant to Sections 2.1 through 2.5 of the Investment Agreement) and Common Stock, each of FT and DT will be entitled to acquire one half of the aggregate amount thereof which they are both entitled to acquire, provided that if either of them owns less than half of such shares at such time, the party owning less shall be entitled to acquire up to all of such additional shares until both FT and DT own an equal number of voting securities of the Issuer, and provided, further, that if either FT or DT does not want to acquire any or all of such additional shares, the other of them may acquire such unwanted shares.

             (b) In the event that FT and DT cannot decide how to vote their Class A Common Stock (including how to exercise their disapproval rights) with respect to any matter despite their undertakings to do so, they generally agree to abstain from voting their Class A Common Stock with respect to such matter.

                  (c) FT and DT will alternate between themselves from year to year (with the first year being determined by lot) the right to appoint an extra director to the Board at such times as they are entitled to appoint an odd number of directors to the Board, and will alternate in a manner to be determined their right to appoint one or an odd number of directors to committees of the Board.

             (d) In the event that FT and DT are entitled to acquire all or part of the Long Distance Assets, each of FT and DT will be entitled to acquire an equal undivided interest in such assets, provided that if either FT or DT does not want to acquire any or all of its share of such Long Distance Assets the other of them may acquire such unwanted share.

             (e) In the event that FT and DT are entitled to propose a transaction resulting in a Change of Control of the Issuer, both parties agree to make such proposal jointly or not at all. If one party desires to make a proposal alone, it will not be entitled to proceed without the other's consent.
         Subject to applicable fiduciary and other duties, if one of them has made a permitted Change of Control proposal the other of them will not transfer its Class A Common Stock into such a proposal made by a third party.

             (f) In the event that FT or DT propose to sell any of their shares of Class A Common Stock, the other of them shall generally have a right of first refusal to acquire such shares.

             (g) Each of FT and DT have agreed to indemnify the other for Indemnifiable Losses (as defined in the Coordination
         Agreement) caused by it as the result of breaches by it of the Coordination Agreement, the Investment Agreement, and the related documentation, among other matters.

See, generally, the Coordination Agreement attached to the Original
Schedule 13D Filing as Exhibit 5 and incorporated herein by reference. The description of the Coordination Agreement contained herein is qualified in its entirety by reference to such exhibit.

Joint Venture Agreement

         Concurrently with the First Closing under the Investment Agreement, the Issuer, FT and DT also consummated a closing under the Joint Venture Agreement, dated June 22, 1995, as amended (the "Joint Venture Agreement"), among the Issuer, Sprint Sub (as defined in Item 5), FT, DT and Atlas. The Issuer, Sprint Sub, FT, DT and Atlas are collectively referred to as the "Joint Venture Parties." The Joint Venture Parties entered into the joint venture (the "Joint Venture") for the purpose of providing certain global telecommunications services (the "Joint Venture Services") from time to time, which at the outset of the Joint Venture will include
(i) global international data, voice and video business services for multinational companies and business customers, (ii) international services for consumers, initially based on card services for travelers, and (iii) a "carrier's carrier" business which will provide certain transport services for the Issuer, FT, DT and other carriers.

         The Joint Venture Services will be distributed in the rest of Europe (other than France and Germany) by a group of JV Entities referred to as the "ROE Group" and in the rest of the world (other than Europe and the United States) by a separate group of JV
Entities referred to as the "ROW Group." The Joint Venture Parties also formed an additional group of JV Entities referred to as the "GBN Group" to own and operate a global transmission network over which the Joint Venture Services and other traffic will be routed as agreed by the Joint Venture Parties, subject to applicable law and to existing arrangements of the Joint Venture Parties. With respect to the ROW Group and the GBN Group, each of Sprint Sub and Atlas initially will own, directly or indirectly, 50% of the outstanding voting equity of the parent entity of each such group. With respect to the ROE Group, Sprint Sub and Atlas initially will own, directly or indirectly, 33-1/3% and 66-2/3%, respectively, of the voting equity of the parent entity of such group.

         See, generally, the Joint Venture Agreement attached to the Original Schedule 13D Filing as Exhibit 6 and incorporated herein by reference. The description of the Joint Venture Agreement contained herein is qualified in its entirety by reference to such exhibit.

Bylaws Amendments

         The amendments to the Bylaws of the Issuer (the "Bylaws Amendments") approved and adopted at a special meeting of stockholders of the Issuer held on January 29, 1996, and effective upon the Initial Issuance Date, reflected the establishment of the Class A Stock and the directors to be elected by the Class A Holders. The Bylaws Amendments also add a provision requiring a majority of the Board to be Independent Directors. See, generally, the Bylaws Amendments attached to the Original Schedule 13D Filing as Exhibit 9 and incorporated herein by reference. The description of the Bylaws Amendments contained herein is qualified in its entirety by reference to such exhibit.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

All exhibits to this Amendment No. 1 to the Schedule 13D are incorporated by reference to the Original Schedule 13D Filing filed on behalf of DT and FT on February 12, 1996.

         Exhibit 1 Joint Filing Agreement, dated February 9, 1996, between France Telecom and Deutsche Telecom AG relating to the filing of this joint Schedule 13D statement.

         Exhibit 2             Investment Agreement, dated as of July 31,
                               1995, as amended     November 21, 1995, among
                               Sprint Corporation, France Telecom and
                               Deutsche Telekom AG.


         Exhibit 3 Registration Rights Agreement, dated January 31, 1996, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

         Exhibit 4 Standstill Agreement, dated as of July 31, 1995, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

         Exhibit 5 Coordination Agreement, dated as of July 31, 1995, between France Telecom and Deutsche Telekom AG.

         Exhibit 6 Joint Venture Agreement, dated June 22, 1995, as amended January 31, 1996, among Sprint Corporation, Sprint Global Venture, Inc., France Telecom, Deutsche Telekom AG and Atlas Telecommunications SA.

         Exhibit 7 Stockholders' Agreement, dated January 31, 1996, among Sprint Corporation, France Telecom and Deutsche Telekom AG.

         Exhibit 8             Charter Amendments

         Exhibit 9             Bylaws Amendments



         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 6, 1996                           DEUTSCHE TELEKOM AG



                                              By:    /s/ Joachim Kroske
                                                     Chief Financial Officer

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 6, 1996                            FRANCE TELECOM



                                               By:   /s/ Jacques Champeaux
                                                     Directeur Executif de
                                                     la Branche Enterprises

                                                                      Schedule I

           Directors and Executive Officers of Deutsche Telekom AG

  I. Vorstand
  ------------
Dr. Ron Sommer                   Erik Jan Nederkoorn (citizen of
Vorstandsvorsitzender            the Netherlands)
Deutsche Telekom AG              Vorstandsmitglied
Postfach 20 00                   Deutsche Telekom AG
                                 Postfach 20 00
53105 Bonn
                                 53105 Bonn

Detlef Buchal                     Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG               Vorstandsmitglied
Postfach 20 00                    Deutsche Telekom AG
                                  Postfach 20 00
53105 Bonn
                                  53105 Bonn

Fredrich Gorts
Vorstandsmitglied
Deutsche Telekom AG
Postfach 20 00

53105 Bonn

Dr. Hagen Hultsch
Vorstandsmitglied
Deutsche Telekom AG
Postfach 20 00

53105 Bonn

Dr. Heinz Klinkhammer
Vorstandsmitglied
Deutsche Telekom AG
Postfach 20 00

53105 Bonn


Dr. Joachim Kroske
Vorstandsmitglied
Deutsche Telekom AG
Postfach 20 00

53105 Bonn
Dr. Herbert May
Vorstandsmitglied
Deutsche Telekom AG
Postfach 20 00

53105 Bonn

II. Aufsichtsrat
- - - ----------------

Veronika Altmeyer                            Dr. Gert Haller
stellvertr. Vorsitzende                      Sprecher der Geschaftsfuhrung
des Auf                                      der Wustenrot Holding GmbH
sichtsrats der Deutschen
Telekom AG                                   71630 Ludwigsburg
Deutsche
Postgewerkschaft
Postfach 71 02 38

60525 Frankfurt/M.
Dipl. Ing.                                   Luther Holzwarth
Paul Burkhart                                Mitglied im Betriebsrat bei der
Prasident der                                Telekom Niederlassung 2 Stuttgart
Direktion Telekom                            Postach 50 20 20
Stuttgart
Postfach 10 10 40                            70369 Stuttgart

70009 Stuttgart
Gert Becker                                  Dr. sc. techn. Dieter Hundt
Vorsitzender des                             Geschaftsfuhrender Gesellschafter
Vorstands                                    Allgaier-Worker GmbH & Co. KG
der Degussa AG                               Postfach 40

60287 Frankfurt/M.                           73062 Uhingen

Parlamentarischer                            Dipl. Ing. Franz-Josef Klare
Staatssekretar                               Deutsche Postgewerkschaft
Rainer Funke, MdB                            Lortzingstr. 13
Bundesministerium fur
Justiz                                       48145 Munster
Heinemannstr. 6

53175 Bonn
Hans Gimstein                                Bundesminster a.D.
Vorsitzender des                             Dr. Ing. Paul Kruger, MdB
Gesamtbetriebstrats                          Bundeshaus
der Deutschen Telekom AG
Friedrich-Ebert-Allee                        53115 Bonn
140

53113 Bonn
Prof. Dr. Peter Glotz                        Rolf-Dieter Leister
Bundeshaus                                   Vorsitzender des Aufsichtarates
                                             der Deutschen Telekom AG
53113 Bonn                                   Postfach 20 00

                                             53105 Bonn
Dr. Klaus Gotte                              Dr. h.c. Andre Leysen
Vorsitzender des                             Vorsitzender des Aufsichstrats
Vorstands                                    der AGFA-GEVAERT
der MAN AG                                   Septe Straat 27
Ungerer Str. 69
                                             B-2640 Morstel
80805 Munchen
Michael Loffler
Stellvertr. Vorsitzender
des Betriebsrats
Telekom Niederlassung Leipzig
Grimmaische Steinweg 9

04103 Leipzig
Maud Pagel
Stellvertr. Vorsitzende
des Gesamtbetriebsrats
der Deutschen Telekom AG
Friedrich-Ebert-Allee 140
Klaus Pleines
Bezirksleiter der
Deutschen Postgewerkschaft
Bezirk Koblenz/Trier
Postfach 405

56004 Koblenz
Will Russ
Bundesvorsitzender des
Deutschen
 Postverbandes
Schaumburg-Lippe-Str. 5

53113 Bonn
Ursula Steinke
Mitglied im Betriebsrat
(SCZ)
Bunsenstr. 29

24145 Kiel
Prof. Dr. h.c. Dieter Stolte
Indendant des ZDF
Postfach 40 40

55100 Mainz

                                                                               Schedule II


                       Directors and Executive Officers of France Telecom


  1. Highest ranking executives of France Telecom
Michel Bon
President
Chairman

Charles Rozmaryn
Directeur General
Chief Executive Officer

Jean-Jacques Damlamian
Directeur Executif de la
Branche
Developpement
Group Executive

Jean-Yves Gouiffes
Directeur Executif de la
Branche
Reseau
Group Executive

Jacques Champeaux
Directeur Executif de la
Branche
Enterprises
Group Executive

Jean-Francois Pontal
Directeur Executif de la
Branche
Grand Public
Group Executive

Pierre Dauvillaire
Directeur Executif de la
Branche
Ressources
Group Executive


2.  Members of the Board of France Telecom
Mr. Pierre PEUCH                                             Mr. Michel BLANGY
Employee of France Telecom                                   Directeur General
                                                             de  l'Administration
                                                             Ministere de l'Interieur
                                                             1 Bis, place des Saussaics
                                                             75800 Paris


Mr. Jean-Francois DAVOUST                                     Mr. Pierre LESTRADE
Employee of France Telecom                                    Inspecteur General
                                                              Ministere des Postes et
                                                              Telecommunications
                                                              et de l'Espacc
                                                              Inspection Generale
                                                              20, avenue de Segur
                                                              75700 Paris

Mrs. Monique MARTIN                                           Mr. Didier LOMBARD
Employee of France Telecom                                    Directeur General
                                                              Direction des Strategies
                                                              Industrielles
                                                              Ministere de l'Industrie
                                                              et du Commerce Exterieur

Mrs. Francine BAVAY                                           Mr. Thierry AULAGNON
Employee of France Telecom                                    Chef du Service des
                                                              Financements et des
                                                              participations
                                                              Ministere des Finances
                                                              Direction du Tresor

Mr. Christope AGUITON                                         Mr. Francois GRAPPOTTE
Employee of France Telecom                                    President Directeur General
                                                              de LEGRAND
                                                              Societe LEGRAND
                                                              128, av. due Marcchal
                                                              de Lattre -de- Tassigny
                                                              87045 Limoges Cedex

Mr. Raymond DURAND                                            Mr. Yannick d'ESCATHA
Employee of France Telecom                                    Administrateur General
                                                              du CEA
                                                              CEA
                                                              31-33, rue de la Federation
                                                              75752 Paris Cedex 15

Mr. Roland SAINT-CRIQ                                         Mr. Marc LADREIT de
Employee of France Telecom                                    LACHARRIERE
                                                              President de FIMALAC
                                                              FIMALAC
                                                              97, rue de Lille
                                                              75007 Paris

Mr. Gilles MORTIER                                            Mr. Michel BON
Directeur de la Federation                                    President de France Telecom
des Familles Rurales
Federation des Familles Rurales
7. Cite d'Antin
75009 Paris

Mr. Pierre POTIER                                             Mr. Francis BRUN-BUISSON
Directeur General                                             Chef du Service Juridique et
de la recherche et de la                                      Technique de l'Information
Technologic                                                   Service Juridique et
Direction Generale                                            Technique de l'Information
de la Recherche et de la                                      69, rue de Varenne
Technologic                                                   75007 Paris
1, rue Descartes
75231 Paris Cedex 05

Mr. Eric HAYAT                                                Mr. Christophe
Directeur General Adjoint de                                  BLANCHARD-DIGNAC
STERIA ct President de                                        Directeur du Budget
Syntec-Informatique                                           Ministere des Finances
STERIA                                                        Direction du Budget
12, rue Paul Dautier                                          139 rue de Bercy
78140 Velizy                                                  75572 Paris Cedex 12
Syntec-Informatique

Mr. Simon NORA
Conseiller Banque Lehman
Brothers
56, rue du Fg Saint Honore
75008 Paris


